Exhibit 2.4

SABRETOOTH ENERGY LTD.

FINANCIAL STATEMENTS

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(Unaudited)

	June 30, 2009	December 31, 2008
ASSETS
Current Assets
Cash and cash equivalents	$11,777	$15,437
Accounts receivable	4,441	7,232
Interest receivable (note 3)	—	1,218
Deposits and prepaid expenses	1,224	1,549
Commodity contracts (note 14)	5,455	3,034

	22,897	28,470

Investments (note 3)	13,968	13,968
Other derivative financial instrument (note 6)	186	—
Property and equipment (note 4)	119,010	115,383
Future income taxes	3,139	6,129

	$159,200	$163,950

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness (note 5)	$29,740	$47,970
Accounts payable and accrued liabilities	4,565	10,771

	34,305	58,741

Long-term debt (note 6)	18,120	—
Loan premium (note 6)	183	—
Asset retirement obligations (note 7)	2,625	2,515
Non-controlling interest	8,537	8,474

	63,770	69,730

SHAREHOLDERS’ EQUITY
Share capital (note 8)	191,822	192,849
Warrants (note 8 )	—	598
Contributed surplus (note 9 )	7,435	5,596
Deficit	(103,827)	(104,823)

	95,430	94,220

	$159,200	$163,950

Contingencies (note 12)

Commitments (note 13)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

“Donald Archibald”	“Peter Bannister”
Donald Archibald	Peter Bannister
Director	Director

SABRETOOTH ENERGY LTD.

Consolidated Statements of Operations,

Comprehensive Income (Loss) and Deficit

(Unaudited) (thousands of Canadian dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
REVENUES
Production revenue	$4,058	$15,559	$8,628	$29,782
Royalties	(385)	(1,350)	(1,185)	(3,422)
Realized gain (loss) on derivative financial instruments (note 14)	2,489	(2,331)	4,546	(2,411)
Unrealized gain (loss) on derivative financial instruments (note 14)	(1,326)	(4,715)	2,407	(12,698)
Interest on commercial paper	—	—	—	697

	4,836	7,163	14,396	11,948

EXPENSES
Operating costs	2,212	2,782	4,498	5,945
Transportation	238	329	485	675
General and administrative	1,884	1,452	2,797	2,114
Depletion, depreciation, and amortization	3,339	4,991	6,923	10,924
Accretion expense	39	64	79	134
Interest	294	757	763	1,501
Stock-based compensation (note 9)	134	216	328	550

Valuation allowance on investment (note 3)	—	—	—	5,932

	8,140	10,591	15,873	27,775

Loss before income taxes and non-controlling interest	(3,304)	(3,428)	(1,477)	(15,827)

Future income tax recovery	836	942	2,536	2,522

Non-controlling interest	24	—	(63)	—
Net Income (Loss) and Comprehensive Income (Loss)	(2,444)	(2,486)	996	(13,305)

Deficit, beginning of period	(101,383)	(107,463)	(104,823)	(96,644)

Deficit, end of period	$(103,827)	$(109,949)	$(103,827)	$(109,949)

Net Income (loss) per share (note 10)

Basic	$(0.06)	$(0.06)	$0.03	$(0.34)

Diluted	$(0.06)	$(0.06)	$0.03	$(0.34)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SABRETOOTH ENERGY LTD.

Consolidated Statements of Cash Flows

(Unaudited) (expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
CASH FLOWS FROM (USED IN)

Operating activities
Net income (loss) for the period	$(2,444)	$(2,486)	$996	$(13,305)
Items not affecting cash
Depletion, depreciation, and amortization	3,339	4,991	6,923	10,924
Accretion expense	39	64	79	134
Stock-based compensation	134	216	328	550
Valuation allowance on investments	—	—	—	5,932
Unrealized loss (gain) on derivative financial instruments (note 14)	1,326	4,715	(2,407)	12,698
Loan premium amortization	(17)	—	(17)	—
Future income taxes recovery	(836)	(942)	(2,536)	(2,522)
Asset retirement expenditures	(10)	(219)	(17)	(339)
Non-controlling interest	(24)	—	63	—

	1,507	6,339	3,413	14,072
Net change in non-cash working capital (note 15)	674	(1,085)	609	(4,124)

	2,181	5,254	4,022	9,948

Investing activities
Property and equipment expenditures, net	(209)	(9,522)	(4,976)	(22,126)
Net change in non-cash working capital (note 15)	(2,057)	(2,245)	(2,166)	(3,487)

	(2,266)	(11,767)	(7,142)	(25,613)

Financing activities
Exercise of stock options	—	100	—	100
Repurchase of stock options	—	—	—	(104)
Share issue costs	(30)		(30)
Repurchase of common shares under NCIB (note 8)	—	—	(85)	—
Proceeds from (repayment of) bank indebtedness	(2,779)	6,413	(18,230)	15,669
Proceeds from long-term debt	120	—	18,120	—
Net change in non-cash working capital (note15)	(315)	—	(315)	—

	(3,004)	6,513	(540)	15,665

Decrease in cash and cash equivalents	(3,089)	—	(3,660)	—
Cash and cash equivalents, beginning of period	14,866	—	15,437	—
Cash and cash equivalents, end of period	$11,777	$—	$11,777	$—

Cash interest paid	$311	$757	$779	$1,501

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

1.	INTERIM FINANCIAL STATEMENTS – BASIS OF PRESENTATION

The interim consolidated financial statements of Sabretooth Energy Ltd. (the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The financial information presented reflects the consolidated financial statements of Sabretooth including its 71 percent owned subsidiary, HFG Holdings. In accordance with Canadian GAAP, the consolidated statements of Sabretooth include 100% of HFG Holdings with the minority interest reflected as a ‘non-controlling interest’ on the balance sheet and income statement.

2.	CHANGES IN ACCOUNTING POLICIES AND PRACTICES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Section 3064, “Goodwill and Intangible Assets”, which has replaced Handbook Section 3062. This new guidance reinforces a principles-based approach to the recognition of costs as assets in accordance with the definition of an asset and the criteria for asset recognition under Handbook Section 1000, “Financial Statement Concepts”. Section 3064 clarifies the application of the concept of matching revenues and expenses in Section 1000 to eliminate the current practice of recognizing as assets items that do not meet the definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The implementation of this section had no impact on the Company’s financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted the Emerging Issues Committee (“EIC”) abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, entitled “Financial Instruments - Recognition and Measurement”. EIC 173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this abstract. The implementation of this section resulted in no change to the financial statements.

Future Accounting Pronouncements

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have an impact on the Company:

i)	Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date.

Currently, the purchase price used in business combinations is based on the average of the fair value of shares issued as consideration a few days before and after the day the terms and conditions have been agreed to and the acquisition announced. Under the new standard, however, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date and re-measured at fair value through net earnings each period until settled. In addition, under the new standard, negative goodwill is required to be recognized immediately in net earnings. The standard also states that acquisition-related costs, including restructuring and other direct costs, will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date, unless they constitute the costs associated with issuing debt or equity securities. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.

This standard is equivalent to the International Financial Reporting Standard 3, “Business Combinations (January 2008)” on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on the Company’s consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

ii)	Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests.

These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements (January 2008)”. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

iii)	International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) on January 1, 2011.

Although IFRS is principles based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS. It is expected the most significant changes will be to property, plant and equipment.

Although, IFRS 1 “First Time Adoption of International Financial Reporting Standards” provides some relief on transition to IFRS, the changeover may materially affect the reporting of Company’s reported financial position and results of operations. IFRS 1 permits companies to apply IFRS prospectively to their full cost pool of exploration and development expenses within an initial impairment test at the transition date. The Company is currently assessing the impact of the conversion from Canadian GAAP to IFRS on its results of operations, financial position and disclosures, and is in the process of developing an IFRS changeover plan. The plan will include an assessment of differences between Canadian GAAP and IFRS, accounting policy choices under IFRS, internal controls over financial reporting, potential system changes, and affects on internal controls including resources and training required for employees. Certain employees have been identified to manage this transition and to ensure successful implementation within the required timeframe. The Company will provide disclosures of the key elements of its plan and progress on the project as the information becomes available during the transition period. The Company is continuing to monitor new standards development as issued by the AcSB and the International Accounting Standards Board.

3.	INVESTMENTS

As at June 30, 2009, the Company held long-term floating rate notes (“MAV 2” notes) with a carrying value of $13,968. The MAV 2 notes are a result of the restructuring of the Company’s holdings of asset-backed commercial paper (“ABCP”) that matured during the third quarter of 2007 but, as a result of the liquidity issues in the ABCP market, did not settle on maturity. The ABCP had an original cost of $24,147 and an interest rate of 4.52%. At the dates the Company acquired these investments, they were rated R1 (High) and backed by R1 (High) rated assets and liquidity agreements.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCP’s into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a Pan-Canadian Investors Committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process. On March 17, 2008, a court order was obtained through which a restructuring of the ABCP was expected to occur. A meeting of note holders occurred on April 25, 2008 and the restructuring plan was approved. The restructuring plan was then sanctioned by the Ontario Superior Court of Justice on June 5, 2008.

On January 21, 2009, the Pan-Canadian Investors Committee announced that the restructuring had been completed. The restructuring plan extends the maturity of the ABCP to provide for a maturity similar to that of the underlying assets. The transactions of the ABCP conduits supported solely by leveraged collateralized debt and a combination of synthetic and traditional securitized assets, have been pooled into the Master Asset Vehicles “MAV” 1 and 2, which are class A1 and class A2 senior

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

long-term notes that will bear interest at floating rates and class B and C subordinated long-term notes that will bear interest at floating rates. Ineligible assets in MAV 1 and MAV 2 have been segregated, and note holders have received ineligible assets tracking notes that will track the performance of the underlying individual asset.

As a result of the restructuring, the Company received MAV 2 Notes, including senior notes (Class A1 and A2) and subordinated Class B and C notes, which have not been rated by DBRS Limited. MAV 2 notes means that the Company will not finance margin calls, but will receive a reduced coupon. The Class A1 and A2 notes will pay interest and Class B and C notes will accrue interest with payments to be made only after the Class A1 and A2 notes have been fully repaid. The following are the new notes received from the restructuring:

MAV2	Class A1	$6,717
MAV2	Class A2	$14,149
MAV2	Class B	$2,568
MAV2	Class C	$725

		$24,159

As at January 21, 2009 the carrying value of the previous notes was removed from the consolidated balance sheet and replaced with the new notes at fair value. No gain or loss on exchange was recognized because the total fair value of the MAV 2 Notes and the expected interest payments net of restructuring costs was equal to the carrying value of the ABCP investments at January 21, 2009. These new notes were then designated as held-for-trading financial assets and will be subject to mark-to-market accounting in future periods. Changes in fair value will be recorded in income as they arise.

For the six months ended June 30, 2009, the Company received $1,166 of interest on the ABCP related to the period between August 13, 2007 and December 31, 2008. As at December 31, 2008 the interest receivable is presented on the consolidated balance sheet as the short-term portion of investments in floating rate notes. Interest for the period January 22, 2009 to June 30, 2009 has not been accrued as a result of low current interest rates.

The valuation technique used by the Company to estimate the fair value of its investment in MAV 2 Notes at June 30, 2009 and ABCP at December 31, 2008, incorporates probability-weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Probability-weighted discount rates of approximately 6.45% were used at March 31, 2009 for Class A1 and Class A2 and 11.85% for Class B subordinated notes for this estimate and an interest rate of 0% was used (bankers’ acceptance rate less 50 basis points). Due to current bankers acceptance rates, a decrease of 50 basis points would result in negative interest. As a result, a zero coupon rate has been assumed. The assumptions used in determining the estimated fair value reflect the public statements made by the Pan-Canadian Investors Committee and the estimated new notes received, as described above, with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected credit spreads premiums for lack of liquidity, uncertainty for future payments, lack of transparency and the nature of the underlying assets. Assumptions have been made as to the long-term interest rates to be received from the long-term floating rate notes. The term of the notes is estimated to be approximately eight years which approximates the maturity of the assets backing the notes. Interest on Class A1 notes is to be accrued and paid currently, with interest on all other Classes to be accrued, but only paid after interest on higher ranking Classes is paid. The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s MAV 2 Notes of $13,968 at June 30, 2009 (December 31, 2008 - $13,968), a cumulative reduction of $10,179 to the original cost of the ABCP which was

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

recorded throughout 2007 and 2008. As the estimated fair value was unchanged during the quarter, no amounts were charged to income (June 30, 2008 - $5,932). The Company has maintained its 100% allowance against the MAV 2 Class C notes in the amount of $725.

There are currently no market quotations available for the ABCP or the new MAV 2 Notes and uncertainties exists regarding the value of the assets which underlie the MAV 2 Notes, the amount and timing of cash flows, the evolution of the liquidity of the market for the new notes issued following the restructuring and the evolution of the prevailing economy could give rise to a further change in the value of the Company’s investment in the MAV 2 Notes. It is reasonably possible that changes in future conditions in the near term could require a material change in the recognized amount. The reduction from the face value could range from $13,252 to $9,487 based on alternative reasonable assumptions, although given the nature of the information available, the amount ultimately recovered could vary outside these ranges. A 1.0% increase in the discount rate will decrease the fair value of the MAV 2 Notes by approximately $760.

4.	PROPERTY AND EQUIPMENT

	June 30, 2009	December 31, 2008

Petroleum & natural gas properties and equipment	$177,246	$166,696

Other	851	851

	178,097	167,547

Accumulated depletion and depreciation	(59,087)	(52,164)

	$119,010	$115,383

Unproved properties and seismic not subject to depletion amounted to approximately $25,709 at June 30, 2009 (December 31, 2008 - $26,421; June 30, 2008 - $33,673).

The Company capitalized general and administrative costs related to exploration and development of approximately $942 for the six months ended June 30, 2009 (June 30, 2008 - $1,161).

Costs subject to depletion include $16,968 of estimated future capital costs (December 31, 2008 - $16,168; June 30, 2008 - $11,635).

5.	BANK INDEBTEDNESS

The Company has established two credit facilities with a Canadian chartered bank. Credit facility A is a $40,000 revolving operating demand loan by way of prime rate based loans, Banker’s Acceptances and letters of credit/guarantee, which bears interest at the bank prime rate plus 0.25% to 2.5% on a sliding scale, depending on the Company’s debt to cash flow ratio (ranging from being less than 1.0:1.0 to greater than or equal to 3:1). Credit facility B is a $5,000 non-revolving acquisition/development demand loan, which bears interest at the bank prime rate plus 0.75% to 3.0% on the same sliding scale as facility A. Both credit facilities are subject to periodic review by the bank and are secured by a general assignment of book debts and a $165,000 demand debenture with a first floating charge over all assets of the Company. The Company is required to meet certain financial based covenants under the terms of this facility. The Company is also required to hedge no more than 70% of its production under the lending agreement. As at June 30, 2009, the Company has drawn $29,740 on Facility A and $ Nil on Facility B. The effective interest rate for the period ended June 30, 2009 was 3.5% (2008 – 5.74%). The next scheduled review is to take place in October 2009.

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

6.	LONG-TERM DEBT

On March 31, 2009, the Company’s bank provided the Company with an additional credit facility to provide liquidity in respect to the MAV 2 Notes (note 3). The credit facility is structured as follows:

Tranche A: $10,872 revolving credit facility, which represents an amount equal to approximately 45% of the face value of the restructuring notes.

Tranche B: $7,248 revolving credit facility, which represents an amount equal to approximately 30% of the face value of the restructuring notes.

The borrowings under the credit facility are first allocated to Tranche A and the balance allocated to Tranche B. The maturity date is March 30, 2012 with an option to extend the term to seven years on a year by year basis if agreed to by both parties. Interest is payable on prime rate loans at the bank prime rate less 1% or by bankers acceptance at discounted bankers’ acceptance rates plus a stamping fee of 0.65%. The credit facility is secured by the MAV 2 Notes as well as a hypothecation/pledge of the notes and all cash proceeds the Company receives on the sale of MAV 2 Notes will reduce the available amount of the facility commencing with Tranche A. The Company is required to meet certain financial based covenants under the terms of this facility. The effective interest rate for the quarter ended June 30, 2009 was 1.15%.

Under terms of the credit facility and subject to certain conditions, the Company has the option repay the outstanding loan amount under Tranche A at the maturity date in exchange for the MAV 2 notes. This option is considered an embedded derivative, classified as held for trading, and is recorded at fair value using a Black-Scholes valuation model using current market rate assumptions and a discount rate reflective of the financial institution. The derivative financial instrument has been discounted using a discount factor reflective of the credit profile of the financial institution. At inception the asset had a fair value of $200 and was recorded as a derivative financial instrument asset with an offsetting loan premium liability. At June 30, 2009 this option has a fair value of $186. During the quarter the company recognized an unrealized loss of $14 on the revaluation of the derivative instrument and interest recovery of $17 on the amortization of the loan premium. A variation of 1% in the discount rate would impact the option fair value by approximately $35 before tax.

7.	ASSET RETIREMENT OBLIGATIONS

The following table summarizes the changes in asset retirement obligations for the six months ended June 30, 2009 and year ended December 31, 2008:

	June 30, 2009	December 31, 2008
Balance - Beginning of period	$2,515	$4,560
Reduction from property disposition	—	(1,729)
Accretion expense	79	212
Liabilities incurred	12	278
Abandonment cost incurred	(17)	(816)
Revision in estimated cash flows	36	10
Balance - End of period	$2,625	$2,515

The total estimated, inflated undiscounted cash flows required to settle the obligations is $7,419 (December 31, 2008 - $7,694) which has been discounted using a weighted average credit-adjusted risk-free interest rate of 6.25% (December 31, 2008 – 6.25%). The Company expects these obligations to be settled in approximately 2 to 19 years. As at June 30, 2009, no funds have been set aside to settle these obligations.

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

8.	SHARE CAPITAL

Sabretooth has an unlimited number of common voting shares and common non voting shares.

Issued common voting shares (000’s)	Number	Stated Value
Balance, December 31, 2008	38,661	$192,849
Repurchase of shares - NCIB	(200)	(997)
Share issue costs	—	(30)

Balance, June 30, 2009	38,461	$191,822

On January 7, 2009, the Company repurchased 200,000 common shares of the Company under a Normal Course Issuer Bid (“NCIB”) for $85. The stated value of the shares was debited to share capital, with the excess of stated value over the cost of the re-acquisition of $912 credited to contributed surplus.

The Company had 1,050,000 warrants outstanding. Each warrant entitles the holder to acquire one common share on a CDE “flow-through” basis under the Income Tax Act (Canada) at a price of $3.81 per share. The warrants expired on March 31, 2009 unexercised, with the deemed value of $598 credited to contributed surplus.

9.	STOCK OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants of the Company and its subsidiaries. Options typically vest over a four year period and expire ten years from the date of grant. A summary of the status of the Company’s stock option plan and changes during the six month period ended June 30, 2009 is as follows:

	Number of Options (000s)	Weighted Average Exercise Price

Balance, December 31, 2008	3,156	$2.14

Forfeited	(176)	2.14

Balance, June 30, 2009	2,980	$2.14

The following table summarizes information about stock options outstanding at June 30, 2009:

(000’s)	Options Outstanding			Options Exercisable
Range of Exercise Price	Weighted Average Exercise Price	Number of Options Outstanding (000’s)	Weighted Average Contractual Life Remaining (years)	Number of Options (000’s)	Weighted Average Exercise Price
$2.06	$2.06	398	6.2	398	$2.06
$2.09	$2.09	2,013	8.3	503	$2.09
$2.28	$2.28	404	9.0	101	$2.28
$2.66 to $2.67	$2.66	165	8.7	41	$2.66

	$2.14	2,980	8.2	1,043	$2.12

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

Compensation expense for stock options is recognized using the fair value when the options are granted, and are amortized over the option’s vesting period. During the six months ended June 30, 2009, $329 (2008 - $550) in compensation expense has been recognized in the consolidated statement of operations.

Contributed Surplus	Six months ended June 30, 2009
Opening balance	$5,596
Stock-based compensation expensed (note 8)	329
Repurchase of common shares - NCIB (note 8)	912
Warrants unexercised (note 8 )	598

Ending Balance	$7,435

10.	NET INCOME (LOSS) PER SHARE

Net income (loss) per share has been calculated based on the weighted average number of common shares outstanding during the period. The following table reconciles the denominators used for the basic and diluted net income (loss) per share calculations. No stock options or warrants have been included in the calculation of diluted shares outstanding for the period ended June 30, 2009 as their inclusion would be anti-dilutive.

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Basic weighted average shares	38,461	39,074	38,471	39,070

Effect of dilutive stock options and warrants	—	—	—	—

Diluted weighted average shares	38,461	39,074	38,471	39,070

11.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2009 Sabretooth had the following related party transactions:

a)	A director of the Company is a partner of a law firm that provides tax planning services to the Company. During the six months ended June 30, 2009, the Company paid $3 (June 30, 2008 - $11) to this firm for tax planning fees and disbursements included as general and administration expenses. Of this amount, $Nil is included in accounts payable and accrued liabilities at June 30, 2009, due under normal credit terms.

b)	A director of the Company is the owner of a corporation that provides drilling services to the Company. During the three months ended June 30, 2009, the Company paid $Nil (June 30, 2008 - $606) for drilling and services, which has been included in property and equipment. Of this amount, $Nil is included in accounts payable and accrued liabilities, due under normal credit terms.

These transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

12.	CONTINGENCIES

The Bear Ridge acquisition that occurred on August 21, 2007 resulted in one dissenting shareholder. The shareholder holds 449,358 Bear Ridge shares and 389,435 Bear Ridge warrants with a strike price of $1.41. An accrual has been made for management’s best estimate of the settlement which will be paid to this Bear Ridge shareholder. The dispute is currently with the courts. The Company does not expect any additional costs to be incurred on this matter other than the amount already accrued as part of the purchase price of Bear Ridge. The estimated settlement price is subject to measurement uncertainty.

During the year ended December 31, 2008, the Company received a Statement of Claim and Notice from a service provider of the Company for $1,039. The Company and the Company’s legal counsel believe this claim is without merit. The Company has filed a counter claim. Sabretooth has accrued management’s best estimate of legal costs to address the claim at June 30, 2009, but has not accrued any amount related to the claim itself. The estimated resolution, and the amount of the settlement, if any, is subject to measurement uncertainty. Any amount settled will be recorded in the year of settlement.

13.	COMMITMENTS

a)	The Company has a lease agreement for office premises with minimum annual net lease payments, exclusive of operating costs, as follows:

2009	$84
2010	170
2011	143
2012	107

Total	$504

b)	Pursuant to a flow-through share offering of the Company’s 71% owned subsidiary HFG Holdings Inc. (“HFG”), HFG is committed to incur a total of $15,221 in CEE qualifying expenditures by December 31, 2009. As of June 30, 2009, the company estimates that $11,946 CEE commitment remains outstanding.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has the following financial instruments:

Cash and cash equivalents are designated as held-for-trading instruments and are measured at fair value. Long-term investments are designated as held-for-trading and are measured at fair value with changes in fair value recognized in earnings. Accounts receivable and deposits are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities, bank indebtedness, and long-term debt are designated as other financial liabilities and are measured at amortized cost. All risk management assets and liabilities including commodity contracts are derivative financial instruments and are classified as held-for-trading.

The Company uses various types of derivative financial instruments to manage risks associated with natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized at the time each transaction under a contract is settled. For the unrealized portion of such contracts, the Company utilizes the fair value method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counter parties to settle these instruments given future market prices and other relevant factors. The method requires the fair value of the derivative

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

financial instruments to be recorded at each balance sheet date with unrealized gains or losses on those contracts recorded through net earnings. Transaction costs, if any, are expensed when incurred in relation to the acquisition of a derivative.

The nature of these financial instruments and the Company’s operations expose the Company to market risk, credit risk and liquidity risk. The Company manages its exposure to these risks by operating in a manner that minimizes these risks. Senior management employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company’s business objectives and risk tolerance levels. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established policies in setting risk limits and controls and monitors these risks in relation to market conditions.

A)	MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. These risks are generally outside the control of the Company. The objective of the Company is to mitigate market risk exposures within acceptable limits, while maximizing returns.

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. As a means of managing commodity price volatility, the Company enters into various derivative financial instrument agreements and physical contracts. Collars ensure that the commodity prices realized will fall into a contracted range for a contracted sale volume based on the monthly index price. Monthly gains and losses are determined based on the differential between the AECO daily index and the AECO monthly index when the monthly index price falls in between the floor and the ceiling. Derivative financial instruments are marked-to-market and are recorded on the consolidated balance sheet as either an asset or liability with the change in fair value recognized in net earnings.

The following information presents all outstanding positions for the commodity derivative financial instruments at June 30, 2009.

Term	Volume	Price	Basis
April 1, 2009 to March 31, 2010	6,000 GJ/day	$7.85	AECO

Realized gains totalling $2,489 for the quarter ended June 30, 2009 from derivatives was recognized in income (June 30, 2008 - $2,331 unrealized loss). For the six months period realized gains were $4,546 compared to a loss of $2,411 in the prior period.

The fair value of the commodity contracts outstanding at June 30, 2009 was an asset of $5,455 (December 31, 2008 - $3,034; June 30, 2008 - $13,075 liability). For the quarter ended June 30, 2009 the company recorded an unrealized loss of $1,326 derivative financial instruments compared to a loss of $4,715 in 2008. An unrealized gain of $2,407 related to the derivative financial instruments was recorded for the six months ended June 30, 2009 compared to an unrealized loss of $12,698 in 2008.

As at June 30, 2009, a change in gas price of $0.50/gj results in a change in the fair value of the commodity contract of $819 ($598 after tax).

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices. As at June 30, 2009 the Company had no forward, foreign exchange contracts in place, nor any significant working capital items denominated in foreign currencies.

Interest rate risk

The Company is exposed to interest rate risk to the extent that changes in market interest rates impact its borrowings under the floating rate credit facilities (note 5 and 6). The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates. The Company has no interest rate swaps or financial contracts in place as at or during the three months ended June 30, 2009.

As at June 30, 2009 a 1 percent change in interest rates, with all other variables constant, would result in a change in net income of $175.

B)	CREDIT RISK

The majority of the Company’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Company’s petroleum and natural gas production and are subject to the same industry factors such as commodity price fluctuations and escalating costs. The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. At June 30, 2009 the company recorded an allowance for doubtful accounts of $238.

Receivables from petroleum and natural gas marketers are normally collected on the twenty-fifth day of the month following production. Receivables related to the sale of the Company’s petroleum and natural gas production are from major marketing companies. The Company historically has not experienced material collection issues with its petroleum and natural gas marketers. As at June 30, 2009 the Company has approximately $1,706 of petroleum and natural gas receivables which have subsequently been collected.

Joint venture receivables are typically collected within one to three months of the joint venture billing being issued to the partners. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure and issuing cash calls on large capital projects to its partners on capital projects before they commence. The Company reviews the financial status of joint venture partners before partner approval is obtained. The Company does not consider any of the joint venture receivables to be significantly past due or uncollectible.

Cash and cash equivalents consist of bank balances. The Company manages the credit exposure of cash by selecting financial institutions with high credit ratings and monitors all short-term deposits to ensure an adequate return.

The Company has credit risk related to its investments as further described in Note 3. There are currently no market quotations available for MAV 2 notes and uncertainties exist regarding the values of the assets which underlie the MAV 2 notes.

As at June 30, 2009, the maximum exposure to credit risk was $35,827 (2008 - $40,889) being the carrying value of its cash and cash equivalents, accounts receivable, commodity contracts, derivative financial instruments and investments. The Company has the option to repay a portion of the long-term debt with the outstanding MAV 2 notes (note 6).

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

C)	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company’s financial liabilities consist of accounts payable and accrued liabilities and bank indebtedness and long term debt. Accounts payable and accrued liabilities have contractual maturities of less than one year. The Company maintains a revolving credit facility as outlined in Note 5 that is reviewed semi-annually by the lenders and is due on demand. The Company’s long-term debt, as described in note 6, has a minimum term of three years. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures. As a result, the Company prepares annual capital expenditure budgets and utilizes authorizations for expenditures for projects to manage capital expenditures. Refer to note 16 for disclosure related to the management of capital.

The Company’s ongoing liquidity is impacted by various external events and conditions, including commodity price fluctuations and the global economic downturn.

D)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s cash and cash equivalents, accounts receivable, deposits, bank indebtedness, accounts payable and accrued liabilities and long-term debt approximate their carrying values due to their short terms to maturity and the floating interest rate on the Company’s debt.

The fair value of derivative contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes.

The fair value of the Company’s investments and derivative financial instrument, as disclosed in Notes 3 and 6, is determined by probability-weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

15.	CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended June 30		Six months ended June 30
$(000’s)	2009	2008	2009	2008
Accounts receivable	$1,695	$1,495	$2,791	$928
Interest accrued on commercial paper	324	—	1,218	(697)
Deposits and prepaid expenses	117	283	325	432
Accounts payable and accrued liabilities	(3,834)	(5,108)	(6,206)	(8,274)

Net change in non-cash working capital	$(1,698)	$(3,330)	$(1,872)	$(7,611)
Operating activities	674	(1,085)	609	(4,124)
Financing	(315)	—	(315)	—
Investing activities	(2,057)	(2,245)	(2,166)	(3,487)

16.	CAPITAL MANAGEMENT

The Company’s capital consists of shareholders’ equity, bank debt, long-term debt and working capital. The Company will adjust its capital structure to manage its current and future debt, drilling programs and potential corporate acquisitions through the issuance of shares, increasing the credit facility line and adjustments to capital spending.

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

The Company’s objective for managing capital is to ensure financing capacity for the Company’s drilling program, joint venture opportunities and acquisitions. The Company monitors capital structure using non-GAAP measures, based on the ratio of net debt to annualized funds flow. The ratio measures the time period it would take to pay off the debt if no further capital expenditures were incurred and funds flow remained at current levels. This ratio is calculated as net debt, defined as outstanding current and long term bank debt and net working capital, divided by annualized funds flow from operations for the most recent quarter.

(000’s)	Three months ended June 30, 2009	Three months ended March 31, 2009

Current Assets	$22,897	$29,434
Current Liabilities	(34,305)	(40,918)
Long Term Debt	(18,120)	(18,000)

Net Debt	$(29,528)	$(29,484)

Net income (loss) for the period	$(2,444)	$3,440
Items not affecting cash
Depletion, depreciation, and amortization	3,339	3,584
Accretion expense	39	40
Stock-based compensation	134	195
Unrealized loss (gain) on derivative financial instruments	1,326	(3,733)
Loan premium amortization	(17)	—
Future income tax recovery	(836)	(1,700)
Asset retirement expenditures	(10)	(7)
Non-controlling interest	(24)	87

Funds flows from operations	$1,507	$41,906

Projected annualized funds flows	$6,028	$7,624

Net Debt to Annualized Funds Flows	4.9:1.00	3.9:1.0

As at June 30, 2009, the Company’s ratio of net debt to annualized cash flow is 4.9:1. The ratio is has increased from the prior quarter as commodity price declines, particularly natural gas, that have negatively impacted the Company’s cash flows. Subsequent to June 30, 2009, the company was recapitalized as described in Note 17. Completion of the proposed reorganization transactions and subscription receipt offering will result in Sabretooth having a positive net working capital position. It is anticipated that in the current environment with low natural gas prices the Company will restrict the amount of funds for development and exploration activities. New management of the Company will formalize capital management policies in the third quarter.

As disclosed in Note 5 and 6, the Company is bound by certain debt covenants. These covenants include maintaining a Working Capital Ratio of not less than 1.0: 1.0 at all times. The Working Capital Ratio is defined as Current Assets (including the un-drawn Availability under the Credit Facility A, but excluding marked-to-market commodity contracts) to Current Liabilities (excluding any current portion of Bank Debt). As at June 30, 2009, the Company is not in violation of this covenant.

The Company’s share capital is not subject to external restrictions as to how it is utilized nor does it have any financial covenants in respect to the bank credit facility related to shareholders’ equity. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.

SABRETOOTH ENERGY LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three and six month periods ended June 30, 2009

(Unaudited, expressed in thousands unless otherwise noted)

17.	SUBSEQUENT EVENTS

On July 30, 2009, Cequence Energy Ltd. (formerly Sabretooth Energy Ltd.) (the “Company”) closed the previously announced recapitalization transactions which provided for a private placement, the appointment of a new management team and board of directors and the acquisition of a private oil and gas company (“reorganization transactions”). These transactions were approved by the shareholders of the Company at the annual and special meeting of shareholders held on July 29, 2009.

In connection with the closing of the reorganization transactions, the new management, directors, certain employees and consultants of the Company and their permitted assigns (as well as a former officer of the Company) purchased approximately 25.5 million common shares of the Company at a price of $0.37 per share for aggregate subscription proceeds of approximately $9.44 million (the “Private Placement”). In addition, existing shareholders of Sabretooth were granted rights to acquire a maximum of 27,027,027 common shares at a price of $0.37 and are exercisable until August 14, 2009.

The Company also acquired all the shares of a private oil and gas company owned by certain members of the new management team in exchange for the issuance of an aggregate of approximately 1.5 million common shares of the Company at a price of $0.37 per share. Seventy-five percent of these shares have also been deposited into escrow and are subject to the same escrow release conditions as the common shares issued pursuant to the Private Placement.

As part of the completion of the Transactions, the new management and certain directors were issued 20,800 performance warrants convertible into non-voting shares of the Company. Each performance warrant has an exercise price of $0.47 per non-voting share and will be exercisable upon reaching certain common share trading price thresholds. As part of the arrangement substantially all but 65 of the options in Note 9 were forfeited.

At the Meeting, shareholders also approved the change of the Company’s name to “Cequence Energy Ltd.” and the consolidation of the Company’s common shares on a four-for-one basis. The Company has filed articles of amendment to give effect to the name change and, as a result, the Company now carries on business as “Cequence Energy Ltd.”.

On May 27, 2009 the Company entered into an agreement to sell on a private placement basis 53.6 million subscription receipts at a price of $0.86 per subscription receipt for total proceeds of $46.1 million. The subscription receipts are convertible to Cequence common shares without further consideration upon shareholder approval of the reorganization transactions and regulatory approval. Upon closing of the Transactions, the Company’s subscription receipts previously issued on June 18, 2009 were converted, for no additional consideration and without further action, into common shares of the Company. Holders of the subscription receipts will receive one common share of the Company for each subscription receipt held.

At June 30, 2009, $315 is included in prepaid expenses related to share issue costs associated with the transaction. These amounts will be transferred to share issue costs in the third quarter. In the second quarter $254 is included in general and administrative expenses related to costs associated with the reorganization transactions.